Mail Stop 4561
								December 16, 2005

By U.S. Mail and Facsimile to (810) 766-6938

Charles D. Christy
Executive Vice President and Chief Financial Officer
Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan  48502

Re:	Citizens Banking Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
	File No. 000-10535

Dear Mr. Christy:

      We have reviewed your filing and have the following comments.
We have limited our review to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements
Note 3. Recent Transactions, page 67

1. We note that in 2004 you sold your subsidiary bank, which was not accounted for or presented as discontinued operations. Please revise to clarify how you have considered the accounting guidance in paragraphs 41 to 48 of SFAS 144 to conclude that discontinued operations presentation is not appropriate.

Note 5. Investment Securities, page 70

2. Please revise to provide the disclosure requirements of EITF
03-1
for all periods for which you present a balance sheet. Provide us this disclosure for the period ended December 31, 2003. Also, tell us the specific nature of securities sold in 2003 and 2004. A schedule of these sales that reconciles to the changes in your balance sheets, income statements and statements of cash flows would be helpful.

Note 12. Long Tern Debt, page 75

3. We note that you are utilizing an amortization period of 5 years for the debt issuance costs of trust preferred securities, instead of the contractual life of these securities. Please revise to quantify the dollar amount of debt issuance costs that have been deferred and to clarify your rationale for the use of a 5 year amortization period, including the authoritative literature you relied on in determining the appropriateness of your accounting.

       Please respond to these comments within 10 business days or
tell us when you will provide us with a response.    Please
furnish a
cover letter with your response that keys your responses to our comments and provide drafts of the intended revisions to be made in future filings. Detailed cover letters greatly facilitate our review.
Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant

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Charles D. Christy
Citizens Banking Corporation
December 16, 2005
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